UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

M&T Bank Corporation

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

55261F 10 4

(CUSIP Number)

Brian R. Yoshida, Esq.

Senior Vice President and Senior Deputy General Counsel

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

(716) 842-5464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document consists of 14 pages.

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Estate of Robert G. Wilmers
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): PF, BK, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,471,326
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,471,326
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,471,326
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 2.3%
14	Type of Reporting Person (See Instructions): IN

Page 2 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roche Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 390,809
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 390,809
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 390,809
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .3%
14	Type of Reporting Person (See Instructions): CO

Page 3 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wilmers Company, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 400,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 400,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .3%
14	Type of Reporting Person (See Instructions): OO

Page 4 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Camden LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 628,064
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 628,064
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 628,064
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .4%
14	Type of Reporting Person (See Instructions): OO

Page 5 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Voltaire Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,654,816
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,654,816
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,654,816
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 1.8%
14	Type of Reporting Person (See Instructions): OO

Page 6 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elisabeth Roche Wilmers
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 411,273
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 411,273
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 411,273
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .3%
14	Type of Reporting Person (See Instructions): IN

Page 7 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R.I. REM Investments S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,230,320
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,230,320
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,230,320
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .8%
14	Type of Reporting Person (See Instructions): OO

Page 8 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interlaken Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 409,062
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 409,062
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 409,062
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .3%
14	Type of Reporting Person (See Instructions): CO

Page 9 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

Amendment No. 21 to Schedule 13D

The Schedule 13D, dated May 8, 1980, as amended, of the Estate of Robert G. Wilmers, Elisabeth Roche Wilmers, Wilmers Company, L.L.C., R.I. REM Investments, S.A., Camden LLC, which acquired Shares (as defined below) indirectly from Mallarme Investments Limited (“Mallarme”), Voltaire Holdings LLC, which acquired Shares as a capital contribution indirectly from Mallarme, Roche Foundation, Inc. and Interlaken Foundation, Inc., (collectively referred to as the “Reporting Persons”) is hereby amended as set forth below.

The purposes of this Amendment No. 21 to the Schedule 13D (the “Amendment”) are to reflect that (i) on March 3, 2017, Mallarme transferred indirectly 628,064 shares of M&T Bank Corporation (“M&T”) common stock, par value $.50 per share (“Shares”), to Camden LLC; (ii) on May 31, 2017, Mallarme transferred indirectly its remaining 2,654,816 Shares to Voltaire Holdings LLC and (iii) to reflect the addition of Camden LLC and Voltaire Holdings LLC as Reporting Persons and the removal of Mallarme as a Reporting Person. This filing is also being made to report that on November 27, 2017, Robert G. Wilmers resigned as trustee of the Robert G. Wilmers 1999 Family Trust (the “1999 Family Trust”) and the Robert G. Wilmers 2000 Family Trust (the “2000 Family Trust”) and as a result, the 1999 Family Trust and the 2000 Family Trust are no longer Reporting Persons for the purposes of this Schedule 13D. Finally, this filing is being made to report the passing of Robert G. Wilmers, formerly a Reporting Person, which occurred on December 16, 2017 and the consequent cessation of the Reporting Persons as a “group.”

With the passing of Mr. Wilmers the Reporting Persons will no longer be subject to the joint filing agreement under Rule 13d-1(k) of the Securities and Exchange Commission. This Amendment constitutes the “exit filing” of the Reporting Persons.

This Amendment No. 21 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the original Schedule 13D and Amendments Nos. 1 through 20 thereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended to add the following:

Camden LLC

Camden LLC is a New York limited liability company. It was formed by the Camden Trust, a New York law trust which was created by the Mallarme Trust. The Mallarme Trust is also the sole shareholder of Mallarme. Camden LLC was formed for the purpose of holding some of the investments of Mallarme, including 628,064 Shares, distributed by gift from the Mallarme Trust to the Camden Trust. The principal address of Camden LLC is 125 Broad Street, New York, NY 10004. William E. Frears is the sole manager of Camden LLC.

Page 10 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

Voltaire Holdings LLC

Voltaire Holdings LLC is a Delaware limited liability company. Voltaire Partnership, an English law partnership into which Mallarme was reorganized, is the sole member of Voltaire Holdings LLC. Voltaire Holdings LLC was formed for the purpose of holding the legal title to certain investments of Mallarme, including 2,654,816 Shares that were previously held by Mallarme. The principal address of Voltaire Holdings LLC is 350 Park Ave, 6th Floor, New York, NY 10022. Steven Ward Allen is the sole manager of Voltaire Holdings LLC.

1999 Family Trust, 2000 Family Trust and Robert G. Wilmers

As described in this Amendment, the 1999 Family Trust, 2000 Family Trust, and Robert G. Wilmers are no longer Reporting Persons for the purpose of this Schedule 13D.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

(a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each Reporting Person has sole voting and dispositive power with respect to the Shares listed opposite his or her name.

Reporting Person	Number of M&T Shares Owned		Percentage of Outstanding M&T Shares Owned[1]
The Estate of Robert G. Wilmers	3,471,326	[2]	2.3%
Roche Foundation, Inc.	390,809		.3%
Wilmers Company, L.L.C	400,000		.3%
Camden LLC	628,064		.4%
Voltaire Holdings LLC	2,654,816		1.8%
Elisabeth Roche Wilmers	411,273		.3%
R.I. REM Investments S.A	1,230,320		.8%
Interlaken Foundation, Inc.	409,062		.3%
Reporting Persons as a Group	8,395,799		5.6%

[1]	Based upon 150,515,367 Shares outstanding as of October 31, 2017 as stated on M&T’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

[2]	The Estate of Robert G. Wilmers beneficially owns 3,471,326 Shares over which the executors have sole voting and dispositive power, such Shares representing approximately 2.3% of the Shares issued and outstanding. The number of Shares beneficially owned by the Estate of Robert G. Wilmers includes: (i) 2,214,016 Shares owned directly; (ii) 390,809 Shares owned by Roche Foundation, Inc., a not-for-profit, non-stock corporation, as to which Elisabeth Roche Wilmers, as a director and president, holds voting and dispositive power; (iii) 400,000 Shares held by the Wilmers Company, L.L.C., as to which Christopher C. Wilmers, as a member and manager, holds voting and shared dispositive power; (iv) 409,062 Shares held by Interlaken Foundation, Inc., a not-for-profit, non-stock corporation, as to which Christopher C. Wilmers, as a director and president, holds voting and dispositive power; and (v) 57,439 Shares allocated under M&T’s Retirement Savings Plan and Trust (401(k) plan).

Page 11 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

(c) There have been no transactions within the past 60 days by the Reporting Persons with respect to the Shares other than routine allocations to and dividend reinvestment in Mr. Wilmers’ account under M&T’s Retirement Savings Plan and Trust (401(k) plan).

(e) With the passing of Robert G. Wilmers, the Reporting Persons ceased to be a “group” for Schedule 13D purposes. Accordingly, the filing of this Amendment No. 21 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Page 12 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

THE ESTATE OF ROBERT G. WILMERS

Date:	February 13, 2018	/s/ Elisabeth Roche Wilmers
		Name:	Elisabeth Roche Wilmers
		Title:	Preliminary Executor

Date:	February 13, 2018	/s/ Peter Milliken
		Name:	Peter Milliken
		Title:	Preliminary Executor

Date:	February 13, 2018	/s/ Holly McAllister Swett
		Name:	Holly Swett
		Title:	Preliminary Executor

Date:	February 13, 2018	/s/ Elisabeth Roche Wilmers
		Name:	Elisabeth Roche Wilmers

ROCHE FOUNDATION, INC.

Date:	February 13, 2018	/s/ Elisabeth Roche Wilmers
		By:	Elisabeth Roche Wilmers
		Title:	President

WILMERS COMPANY, L.L.C.

Date:	February 13, 2018	/s/ Christopher C. Wilmers
		By:	Christopher C. Wilmers
		Title:	Manager

Page 13 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

R.I. REM Investments S.A. By: ALL IN 1 MANAGEMENT INC., Authorized Person

Date:	February 13, 2018	/s/ Philippe Pasquier
		By:	Philippe Pasquier
		Title:	Director

CAMDEN LLC

Date:	February 13, 2018	/s/ William E. Frears
		By:	William E. Frears
		Title:	Manager

VOLTAIRE HOLDINGS LLC

Date:	February 13, 2018	/s/ Steven W. Allen
		By:	Steven W. Allen
		Title:	Director

INTERLAKEN FOUNDATION

Date:	February 13, 2018	/s/ Christopher C. Wilmers
		By:	Christopher C. Wilmers
		Title:	President

Page 14 of 14 Pages